

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion) *Dated , 2017*

~~______ Class A Ordinary Shares~~

盛世乐居
SHENGSHILEJU

SSLJ.COM LIMITED

Minimum Offering: $10,000,000

Maximum Offering: $20,000,000

This is the initial public offering of our Class A ordinary shares. We are offering a minimum of $10,000,000 and a maximum of $20,000,000 of our Class A ordinary shares, par value $0.00125 per share. In respect of matters requiring shareholders' vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. We expect the initial public offering price of the Class A ordinary shares to be $5.00 per share. Currently, no public market exists for our ordinary shares. We have applied to have our Class A ordinary shares listed on the NASDAQ Capital Market ("NASDAQ") under the symbol "SSLJ".

We are an "emerging growth company", as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. See "Risk Factors" beginning on page 14 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Minimum Offering	Maximum Offering
Public offering price	$ 5.00	$ 10,000,000	$ 20,000,000
Underwriter's discount and commissions (1)	$ 0.30	$ 600,000	$ 1,200,000
Proceeds to us, before expenses	$ 4.70	$ 9,400,000	$ 18,800,000

(1) Under the Underwriting Agreement, we will pay our underwriter, Boustead Securities, LLC (the "Underwriter"), a commission equal to 6% of the gross proceeds raised in the offering and a financial advisory fee of $100,000. In addition to the cash commission and advisory fee, we will also reimburse the Underwriter for the full amount of its reasonable out-of-pocket expenses, including its legal expenses, in an amount not to exceed $75,000, $25,000 of travel expenses and $25,000 for a third party due diligence report incurred by the Underwriter in connection with this offering. We will also be responsible for the costs and expenses incurred in conducting background checks of our officers and directors by a background search firm not to exceed $5,000.

We expect our total cash expenses for this offering to be approximately $1,100,000 including cash expenses payable to the Underwriter for its reasonable out-of-pocket expenses and financial advisory fee, exclusive of the above commissions. The Underwriter must sell the minimum number of securities offered (2,000,000 Class A ordinary

{pro cover.docx.1}

shares) if any are sold. The Underwriter is only required to use its best efforts to sell the maximum number of securities offered (4,000,000 Class A ordinary shares). In addition, the underwriter has been granted an over-subscription option pursuant to which we may sell an additional 600,000 Class A ordinary shares. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriter after which the minimum offering is sold or (ii) June 30, 2018-. Until we sell at least 2,000,000 Class A ordinary shares, all investor funds will be held in an escrow account at Signature Bank, New York, New York. If we do not sell at least 2,000,000 Class A ordinary shares by June 30, 2018-, all funds will be promptly returned to investors (within five (5) business days) without interest or deduction. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Class A ordinary shares would qualify for listing on the Nasdaq Capital Market.

If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing dates, we will issue to the Underwriter a warrant to purchase the number of Class A ordinary shares in the aggregate equal to 5% of the Class A ordinary shares sold in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the Registration Statement for a period of five years thereafter. The warrants are exercisable at a per share price equal to 120% of the public offering price per share in the offering and may also be exercisable on a cashless basis. See "Underwriting" on page 104.

Boustead Securities, LLC

Boustead Securities

The date of this prospectus is _____



锦天城律师事务所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层（200120）
电话：+86-21-2051-1000 传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000 Fax: +86-21-2051-1999
www.allbrightlaw.com

Date: November ~~1,~~30, 2017

To: SSLJ.com Limited

23/F, Block 4, Oceanwide International SOHO Town

Jianghan District, Wuhan, People’s Republic of China 430000

Re: PRC Legal Opinion on Certain PRC Legal Matters

We are qualified lawyers of the People’s Republic of China (the “**PRC**”, for purposes of this legal Opinion, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan), and are qualified to issue this legal Opinion on the laws and regulations of the PRC (this “**Opinion**”).

We are acting as the PRC counsel to SSLJ.com Limited (the “**Company**”), a company incorporated under the laws of Cayman Islands, in connection with (A) the Company’s registration statement on Form F-1 including all amendments or supplements thereto (the “**Registration Statement**”) filed with the Securities and Exchange Commission (the “**SEC**”) under the U.S. Securities Act of 1933, as amended, on March 12, 2014, relating to the initial public offering (the “**Offering**”) by the Company of Ordinary Shares (the “**Ordinary Shares**”) and listing of the Company’s Ordinary Shares on the Nasdaq. We have been requested to give this Opinion as to the matters set forth below.

A. Definitions

As used herein, the following terms are defined as follows:

(a) “**Control Agreements**” means the contracts and agreements set forth in Appendix II hereto;

(b) “**Domestic Enterprise**” means Shengshi Leju (Wuhan) Technology Holding Co., Ltd. (in Chinese “盛世乐居（武汉）科技控股有限公司”);

(c) “**Governmental Agency**” means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC, or any body exercising, or entitled to exercise, any administrative, judicial, legislative, police, regulatory, or taxing authority or power of similar nature in the PRC;

{00554094.DOCX.1} 1



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000   传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000   Fax: +86-21-2051-1999
www.allbrightlaw.com

(d)   "**Governmental Authorization**" means any license, approval, consent, waiver, order, sanction, certificate, authorization, filing, declaration, disclosure, registration, exemption, permission, endorsement, annual inspection, clearance, qualification, permit or license by, from or with any Governmental Agency pursuant to any PRC Laws;

(e)   "**PRC Law**" means all applicable laws, regulations, rules, orders, decrees, guidelines, judicial interpretations and other legislations of the PRC in effect and available to the public on the date of this Opinion;

(f)   "**PRC Group Entities**" means the entities listed in Appendix I hereto (each a "PRC Group entity", collectively "PRC Group Entities");

(g)   "**Shengshi Culture Communication**" means Shengshi Leju (Yadong) Culture Communication Co., Ltd. (in Chinese "盛世乐居（亚东）文化传播有限公司");

(h)   "**Shengshi Intelligent Technology**" means Shengshi Leju (Yadong) Intelligent Technology Co., Ltd. (in Chinese "盛世乐居（亚东）智能科技有限公司");

(i)   "**WFOE**" means Wuhan Shengshi Leju Management Co., Ltd. (in Chinese "武汉盛世乐居管理有限公司").

B.   PRC Laws

This Opinion is rendered on the basis of the PRC laws, regulations, rules, orders, decrees, guidelines or notices effective and publicly available as of the date hereof and there is no assurance that any PRC Laws will not be changed, amended or replaced in the future with or without retrospective effect.

We do not purport to be an expert on or to be generally familiar with or qualified to express legal Opinions based on any laws other than the PRC Law. Accordingly, we express or imply no Opinion directly or indirectly on the laws of any jurisdiction other than the PRC.

C.   Documents and Assumptions

For the purpose of giving this opinion, we have examined the Registration Statement, the originals or copies of documents provided to us by the Company and such other documents, corporate records, certificates, approvals and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion (the



锦天城律师事务所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000 传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000 Fax: +86-21-2051-1999
www.allbrightlaw.com

"**Documents**").

Without prejudice to the foregoing, we have also made due enquiries as to other facts and questions of law as we have deemed necessary in order to render this opinion.

A company search conducted in the Companies Registry of the PRC (the "**Companies Registry**") is limited in respect to the information it produces. Further, a company search does not determine conclusively whether or not an order has been made or a resolution has been passed for the winding up of a company or for the appointment of a liquidator or other person to control the assets of a company, as notice of such matters might not be filed immediately and, once filed, might not appear immediately on a company's public file. Moreover, a company search carried out in the PRC is unlikely to reveal any information as to any such procedure initiated by the Company in any other jurisdiction.

For the purpose of this opinion we have assumed:

(a)   the genuineness of all signatures and seals, the conformity to originals of all documents purporting to be copies of originals and the authenticity of the originals of the Documents;

(b)   that such of the documents as contain resolutions of directors and members, respectively, or extracts of minutes of meetings of the directors and meetings of the members, respectively accurately and genuinely represent proceedings of meetings of the directors and of meetings of members, respectively, of which adequate notice was either given or waived, and any necessary quorum present throughout;

(c)   the accuracy and completeness of all factual representations (if any) made in the Documents;

(d)   that insofar as any obligation under the Documents is to be performed in any jurisdiction outside PRC, its performance will not be illegal or unenforceable by virtue of the law of that jurisdiction;

(e)   that the information disclosed by the company searches referred to above is accurate and complete as at the time of this opinion and conforms to records maintained by the Company and that, in the case of the company search, the search did not fail to disclose any information which had been filed with or delivered to the Companies Registry but had not been processed at the time when the search was conducted; and



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000   传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel：+86-21-2051-1000   Fax：+86-21-2051-1999
www.allbrightlaw.com

(f)   that there has been no change in the information contained in the latest records of the Company under the Companies Registry made up to the issuance of this opinion.

D.   Opinions

Based upon and subject to the foregoing descriptions, assumptions and further subject to the qualifications set forth below, we are of the opinion that as at the date hereof:

(i)   Each of the PRC Group Entity has been duly incorporated and validly exists as a company with limited liability and enterprise legal person status under the PRC Laws. To the best of our knowledge after due inquiry and reasonable inquiries, the registered capital of Domestic Enterprise has been fully paid in accordance with its articles of association and applicable PRC Laws. All the equity interest in the registered capital of each of the PRC Group Entity is owned by its shareholders currently registered with the competent administration for industry and commerce. The current articles of association and the business license of each of the PRC Group Entities comply with applicable PRC Laws and are in full force and effect.

(ii)   To the best of our knowledge after due and reasonable inquiries, none of the PRC Group Entities has taken any action nor have any steps been taken or legal or administrative proceedings been commenced or threatened for the winding up, dissolution, bankruptcy or liquidation, or for the appointment of a liquidation committee of any of the PRC Group Entities, or for the suspension, withdrawal, revocation or cancellation of any of the business licenses of the PRC Group Entities.

(iii)   The corporate structure of the PRC Group Entities as described in the Prospectus is in compliance with applicable regulatory requirements set forth in the PRC Laws.

(iv)   Appendix II sets forth a true, complete and correct list of all the current contractual arrangements and agreements (the "Control Agreements"). Each of the Control Agreements has been duly authorized, executed and delivered by the parties thereto, each PRC Group Entity or PRC Individual has the power and capacity (corporate or otherwise) to enter into and to perform its obligations under such Control Agreement; each of the Control Agreements constitutes a legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms and does not violate any explicit requirements of the applicable PRC Laws. No further Governmental Authorizations are required under the applicable PRC Laws in connection with



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000　　　　　传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000　　　　　Fax: +86-21-2051-1999
www.allbrightlaw.com

the Control Agreements or the performance of the terms thereof. The determination that the Company is the primary beneficiary and the consolidation of the financial results of the PRC Group Entities are not in contrary to the restrictions placed on foreign ownership and investments in the PRC.

(v)　　On December 26, 2016, Beijing Branch of the Domestic Enterprise, or Beijng Branch, received the subpoena from the People's Court of Beijing Chaoyang Division, or Chaoyang Court, to hear the labour contract dispute brought by Delong Zang against the labour service company and Beijing Brach on January 16, 2017. According to the information provided by Domestic Enterprise, on May 17, 2017, Chaoyang Court orally informed that Delong Zang has withdrawn the case. On May 22, 2017, Chaoyang Court informed that Delong Zang has brought another case to claim against Beijing Branch for joint liability of delayed labour remuneration, i.e. RMB 25,000, and the date of the hearing would be informed separately. As of the date of issuance of this Legal Opinion, the newly-brought lawsuit has not been heard. According to the information provided by Domestic Enterprise, since Beijing Branch has already paid the labour service company, even if Delong Zang wins the case, Beijing Branch will not pay Delong Zang for the delayed labour remuneration. To the best of our knowledge after due and reasonable inquiries, except the aforementioned lawsuit, there are no legal, governmental, administrative or arbitrative proceedings, actions, proceedings, initiatives, decisions, rulings, demands or orders before any competent court or arbitration body of the PRC or before or by any competent Governmental Agency pending or threatened against, or involving the business or assets of any PRC Group Entities.

(vi)　　The Company has duly completed all relevant Governmental Authorizations required under the applicable laws, regulations or rules concerning foreign exchange; the shareholder of the Company who are PRC citizen and resident, has duly completed all relevant Governmental Authorizations required under applicable laws, regulations or rules concerning foreign exchange.

(vii)　　On August 8, 2006, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission ("CSRC") and the State Administration of Foreign Exchange jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "M&A Rules"). The M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The Company is not a special purpose vehicle formed for the purpose of acquiring



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000　　　　　传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel：+86-21-2051-1000　　　　　Fax：+86-21-2051-1999
www.allbrightlaw.com

domestic companies that are controlled by its PRC individual shareholders, as the company acquired contractual control rather than equity interests in its domestic affiliated entities, therefore the requirement of the M&A Rules is not applicable to the Company and the Company is not required to submit an application to CSRC for the approval of the Distribution and the listing and trading of the Ordinary Shares on the Nasdaq.

(viii) There are no approvals from the Government Authorities required by PRC Laws for the restructuring arrangements, or the due consummation of the transactions contemplated therein as disclosed under the heading "History and Corporate Structure" of the prospectus included in the Registration Statement, since the restructuring arrangements and the transactions were undertaken outside the PRC by and among the entities incorporated and located outside the PRC.

(ix) PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

(x) All statements set forth in the Prospectus under the captions "Prospectus Summary", "Risk Factors", "Use of Proceeds", "History and Corporate Structure", "Enforceability of Civil Liabilities", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business", "Regulations", "Management", "Related Party Transactions", "Description of Share Capital", and "Taxation — People's Republic of China Taxation", in each case insofar as such statements describe or summarize PRC legal or regulatory matters, or documents, agreements or proceedings governed by PRC Laws, are true and accurate in all material aspects, and are fairly disclosed and correctly set forth therein, and nothing has been omitted from such statements which would make the same misleading in all material aspects.

E. Certain Limitations and Qualifications

(a) This Opinion is limited to matters of the PRC Law in effect on the date of this Opinion.

(b) We have not investigated and do not express or imply any Opinion on accounting, auditing, or laws of any other jurisdiction.



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000　　　　传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000　　　Fax: +86-21-2051-1999
www.allbrightlaw.com

(c)　　This Opinion is subject to the effects of (i) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interest, national security, good faith and fair dealing, applicable statutes of limitation, and the limitations of bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditor's rights generally; (ii) any circumstance in connection with the formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable or fraudulent; (iii) judicial discretion with respect to the availability of injunctive relief, the calculation of damages, and any entitlement to attorneys' fees and other costs; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in connection with the interpretation, implementation and application of relevant PRC Laws.

This Opinion is given for the benefit of the persons to whom it is addressed upon the request by, and in its capacity as PRC legal counsel to, the Company. ~~It may not, except with the prior permission of the Company and us, be relied upon by anyone other than the Company, the underwriters and their legal and financial advisors in connection with this Offering or used for any other purpose~~.

This Opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be considered as a whole and no part should be extracted and referred to independently.

We hereby consent to the quotation or summarization of this Opinion in, and the filing hereof, as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

This Opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein.

Sincerely yours,
AllBright Law Offices

Steve Zhu
Attorney at Law/Senior Partner
Direct line: (021)-20510819

{00554094.DOCX.1}　　　　　　7



锦 天 城 律 师 事 务 所
AllBright Law Offices

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话： +86-21-2051-1000　　　　传真： +86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel： +86-21-2051-1000　　　　Fax： +86-21-2051-1999
www.allbrightlaw.com

{00554094.DOCX.1}



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000　　　　传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000　　　Fax: +86-21-2051-1999
www.allbrightlaw.com

Appendix I PRC Group Entities

1. Wuhan Shengshi Leju Management Co., Ltd. (in Chinese "武汉盛世乐居管理有限公司")

2. Shengshi Leju (Wuhan) Technology Holding Co., Ltd. (in Chinese "盛世乐居（武汉）科技控股有限公司")

3. Shengshi Leju (Yadong) Intelligent Technology Co., Ltd. (in Chinese "盛世乐居（亚东）智能科技有限公司")

4. Shengshi Leju (Yadong) Culture Communication Co., Ltd. (in Chinese "盛世乐居（亚东）文化传播有限公司")



锦 天 城 律 师 事 务 所
ALLBRIGHT LAW OFFICES

上海市浦东新区银城中路501号上海中心大厦11、12层 (200120)
电话：+86-21-2051-1000   传真：+86-21-2051-1999
11, 12/F, Shanghai Tower, No. 501, Yincheng Middle Rd. Pudong New Area, Shanghai 200120, P. R. China
Tel: +86-21-2051-1000   Fax: +86-21-2051-1999
www.allbrightlaw.com

Appendix II Control Agreements

1. Technical Consultation and Service Agreement by and among WFOE and Domestic Enterprise, dated June 3, 2017

2. Business Cooperation Agreement by and between WFOE and Domestic Enterprise, dated June 3, 2017

3. Equity Pledge Agreement by and among WFOE, Domestic Enterprise and each of its shareholders, dated June 3, 2017

4. Share Disposal Agreement by and among WFOE, Domestic Enterprise and each of its shareholders, dated June 3, 2017

5. Voting Rights Proxy agreement by and among WFOE, Domestic Enterprise and each of its shareholders, dated June 3, 2017

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105

December [__], 2017

SSLJ.com Limited
23/F, Block 4, Oceanwide International SOHO Town
Jianghan District, Wuhan, P.R.China 43000

Re: Registration Statement of SSLJ.com Limited

Ladies and Gentlemen:

We have acted as United States counsel to SSLJ.com Limited, a Cayman Islands business company (the "Company") in connection with the registration by the Company with the United States Securities and Exchange Commission (the "Commission") of (i) up to 4,600,000 Class A ordinary shares of the Company, par value $0.00125 per share ("Ordinary Shares"), including up on 600,000 Ordinary Shares issuable pursuant to the underwriter's over-subscription option, (ii) underwriter's warrants exercisable for 230,000 Ordinary Shares ("Warrants") and (iii) 230,000 Ordinary Shares underlying the Warrants, pursuant to a Registration Statement on Form S-1 initially filed by the Company with the Commission on November 7, 2017 (as amended, the "Registration Statement"). This opinion is being given in accordance with the Legal Matters section of the Registration Statement, as it pertains to the portions of New York law set forth below.

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Based upon the foregoing, we are of the opinion that the Warrants have been duly authorized and when the Registration Statement becomes effective under the Securities Act of 1933, as amended (the "Act"), when such Warrants are duly executed and authenticated in accordance with the underwriting agreement by and between the Company and the underwriter and issued, delivered and paid for, as contemplated by the Registration Statement and the underwriting agreement, such Warrants will be legally binding obligations of the Company enforceable in accordance with their terms except: (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under the Federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Notwithstanding anything in this letter which might be construed to the contrary, our opinions expressed herein are limited to the laws of the State of New York. We express no opinion with respect to the applicability to, or the effect on, the subject transaction of the laws of any other jurisdiction or as to any matters of municipal law or the laws of any local agencies within any state other than the State of New York. The opinion expressed herein is based upon the law of the State of New York in effect on the date hereof and as of the effective date of the Registration Statement, and we assume no obligation to revise or supplement this opinion after the effective date of the Registration Statement should such law be changed by legislative action, judicial decision, or otherwise. Except as expressly set forth in our opinion above: (i) we express no opinion as to whether the laws of any other jurisdiction are applicable to the subject matter hereof, and (ii) we express no opinion as to compliance with any other federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

{00553755.DOCX.3}

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the Prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder. This opinion is given as of the effective date of the Registration Statement, and we are under no duty to update the opinions contained herein.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP

HARNEYS

Harney Westwood & Riegels
4th Floor, Harbour Place
103 South Church Street, PO Box 10240
Grand Cayman KY1-1002, Cayman Islands
Tel: +1 345 949 8599
Fax: +1 345 949 4451

[Date]
DRAFT

ian.gobin@harneys.com
+1 345 815 2903
049594.0001

SSLJ.Com Limited
23F, BLDG 4, Fanhai International SOHO Town
Jianghan District, Wuhan
People's Republic of China

Dear Sirs

SSLJ.Com Limited (the *Company*)

We are lawyers qualified to practise in the Cayman Islands and have acted as Cayman Islands legal advisers to the Company in connection with the Company's registration statement on Form F-1 and accompanying prospectus filed with the Securities and Exchange Commission (the ***Commission***) under the United States Securities Act of 1933, as amended (the ***Securities Act***)(the ***Registration Statement***), relating to the offering by the Company of certain Class A Ordinary Shares of par value US$0.00125 per share (the ***Shares***).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

For the purposes of giving this opinion, we have examined the Corporate Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the Cayman Islands:

1   **Existence and Good Standing.** The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

2   **Valid Issuance of Shares.** The Shares to be sold and issued as contemplated by the Registration Statement have been duly authorised and, when issued and paid for in accordance with the Registration Statement, will be validly issued, fully paid and non-assessable ~~(meaning that no further sums will be payable with respect them)~~. Furthermore, the Shares to be sold and issued as contemplated by the

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Underwriter' Warrant Agreement, have been duly authorised and, when issued and paid for in accordance with the Registration Statement, will be validly issued, fully paid and non-assessable. Shares in the Company are deemed to be issued when the name of the shareholder is entered in the register of members of the Company.

3   **Cayman Islands Law.** The statements in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects as at the date of this opinion and such statements constitute our opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Except as specifically stated herein, we express no opinion as to matters of fact.

In connection with the above opinion, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference made to this firm in the Registration Statement under the headings "Enforceability of Civil Liabilities", "Taxation" and "Legal Matters" and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not believe that we are "experts" within the meaning of such term used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

This opinion may be used only in connection with the offer and sale of the Shares while the Registration Statement is effective.

Yours faithfully

Harney Westwood & Riegels

SCHEDULE 1

List of Documents and Records Examined

1   A copy of the certificate of incorporation of the Company dated [7 December 2016];

2   The memorandum and articles of association of the company dated 7 December 2016, as amended by a special resolution dated 28 April 2017;

3   The memorandum and articles of association of the company as adopted by a special resolution passed on [ ] 2017 and effective immediately upon the completion of the initial public offering of the Shares (the ***IPO M&A***);

4   The written resolutions of the directors of the Company dated [ ] 2017 (the ***Directors' Resolutions***);

5   [The written resolutions of the shareholders of the Company dated [ ] 2017 (the ***Shareholders' Resolutions***);

6   A certificate from a Director of the Company [a copy of which is attached hereto] (the ***Director's Certificate***);

7   A certificate of good standing dated [ ] 2017, issued by the Registrar of Companies in the Cayman Islands (the ***Certificate of Good Standing***);

8   The Registration Statement; and

89   The Underwriter' Warrant Agreement dated [ ] 2017 between the Company and the party named therein.

 (**Error! Reference source not found.** 89 above are the ***Corporate Documents***).

SCHEDULE 2

Assumptions

1   **Authenticity of Documents.** Copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals. All original Corporate Documents are authentic, all signatures, initials and seals are genuine, all copies of the Registration Statement are true and correct copies and the Registration Statement conform in every material respect to the latest drafts of the same produced to us and, where the Registration Statement has been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

2   **Corporate Documents.** All matters required by law to be recorded in the Corporate Documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete, and the information recorded in the Director's Certificate was accurate as at the date of the passing of the Resolutions.

3   **No Steps to Wind-up**. The directors and shareholders of the Company have not taken any steps to appoint a liquidator of the Company and no receiver has been appointed over any of the Company's property or assets.

4   **Resolutions.** The Resolutions remain in full force and effect.

5   **Unseen Documents.** Save for the Corporate Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Registration Statement.

SCHEDULE 3

Qualifications

1   We express no opinion in relation to provisions making reference to foreign statutes in the Registration Statement.

2   In this opinion the phrase "non-assessable" means, with respect to shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

3   Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.